Sam's Seafood Holdings li[redacted]

(ABN 45 098 448 269)

04045681

Office Address: 15 Hercules St, Hamilton, Qld 4007,
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

04/10/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 20 2004
WASH., D.C. 208

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 04/10/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

OCT 20 2004
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

PROCESSED
OCT 22 2004 E
THOMSON
FINANCIAL

dw 10/22

SAM'S

SEAFOOD

From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009
PO Box 393, Hamilton, Qld 4007, AUSTRALIA
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

4 October 2004

Company Announcement Office
The Australian Stock Exchange Limited

CHANGE IN SUBSTANTIAL HOLDING

Mrs. Tania Maree Noutsatos, increased her relevant interest in Sam's Seafood Holdings Limited on 1/10/2004, from 4,702,390 ordinary shares (19.33%) to 5,227,390 ordinary shares (21.49%).

Ken Situ
Company Secretary